Exhibit 99.5

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	PRIMA BIOMED LIMITED (ASX:PRR)
ACN:	90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr Martin Rogers
Date of Last Notice:	20.12.2012

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary Shares held in the names of director related entities, Structure Investments Pty Ltd (Rogers Family A/c)
Date of change	17 May 2013
No. of securities held prior to change
		Shares	Options
	Direct	—	—
	Indirect	20,354,679	10,000,000
	Total	20,354,679	10,000,000

Class	Fully paid ordinary shares
Number acquired	187,500
Number disposed	N/A

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,000
No. of securities held after change
		Shares	Options
	Direct	—	—
	Indirect	20,542,179	10,000,000
	Total	20,542,179	10,000,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquiring 187,500 fully paid ordinary shares via the SPP at $0.08 each

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided on what date was this provided?

17.05.2013

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002